OneBeacon Insurance Group, Ltd. 14 Wesley Street, 5th Floor Hamilton, HM11 Bermuda onebeacon.com

September 19, 2013	By EDGAR Submission

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	OneBeacon Insurance Group, Ltd. (the Company)
Form 10-K for the Fiscal Year Ended December 31, 2012
File No. 001-33128

Dear Mr. Rosenberg:

I refer to your letter dated August 22, 2013 (the Comment Letter). In connection with the Company's response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company's responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Capitalized terms used in our responses are the same as those presented in our 2012 Form 10-K, unless otherwise noted.

Comment 1:
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Basis of presentation, page F-6

You disclose that the legal entities included in the sale and expected to be transferred to Armour will hold an agreed upon level of invested assets and capital at closing. Also you disclose that OneBeacon's investing and financing operations are conducted on an overall consolidated level, and accordingly, there are no separately identifiable investing or financing cash flows associated with Runoff Business. Please tell us your consideration that a component of an entity comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the enterprise in order to be reported as discontinued operations. Please refer to ASC 205-20-20, Glossary, for the definition of a component of an entity and to ASC 205-20-55 Implementation Guidance and Illustrations.

Response to Comment 1:

ASC 205-20-55 defines a component of an entity as having operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment; a reporting unit1; a subsidiary; or an asset group. We have determined that the Runoff Business represents a reporting unit (and therefore also a component) of the Company for financial reporting purposes.

In making this determination, we considered the fact that the operating cash flows associated with the Runoff Business are clearly distinguishable from the Company's ongoing business, both operationally and for financial reporting purposes. These cash flows are based on specific insurance policies with coverages and claims that are segregated in our policy issuance and claims systems, respectively, and the direct costs associated with these activities, which have been managed separately from our ongoing businesses by a dedicated team responsible for appropriately managing the costs and economic outcomes of the Runoff Business. The performance of this management team is periodically reviewed and evaluated by our senior management team, which includes our CEO. The Runoff Business reporting unit has no investing or financing cash flows.

As the Staff notes and as we disclosed in Note 1 to the Consolidated Financial Statements, the legal entities included in the sale and expected to be transferred to Armour will hold an agreed-upon level of invested assets and capital at closing. This statement is not, however, inconsistent with our disclosure that there were no separately identifiable investing or financing cash flows associated with the Runoff Business. Rather, this statement reflects the fact that the cash and invested assets to be included in the legal entities to be sold will represent an agreed-upon capital amount using a formula prescribed within the stock purchase agreement (SPA) which, prior to the sale closing date, will be effectuated by way of dividends/distributions from or capital contributions to those legal entities. Our investing activities are centrally managed, and while the investment management reporting unit as a whole meets the definition of a component, only a subset of the investments (estimated to be less than 15% of the Company's total investment portfolio) within the investment management component will be transferred in conjunction with the sale of the Runoff Business. Further, we do not ascribe specific investments to the Runoff Business or any of our ongoing insurance operations. Therefore, the cash flows associated with the investments transferred in conjunction with the sale of the Runoff Business are not clearly distinguishable from the Company's ongoing business, either operationally or for financial reporting purposes. Thus, the investment management component does not qualify for reporting as a discontinued operation.

1 ASC 205-20-20 defines a reporting unit as: “The level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment or one level below an operating segment (also known as a component).” ASC 350-20-35-34 provides the following additional guidance: “A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” ASC 805-10-20 defines a business as: “An integrated set of activities and assets that is capable of being conducted and managed for purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

Comment 2:
Note 2 - Acquisitions and Disposals, page F-12

You disclose that you concluded that your continuing involvement to support the separation of the Runoff Business after the closing of the transaction is insignificant relative to the business being sold. Please provide us a summary of your analysis that supports your conclusion. Your analysis should address all of the agreements that are expected to be entered into including the requirement that under certain scenarios you could be required to provide financing in the form of surplus notes. Please refer to ASC 205-20-45-1.

Response to Comment 2:

For reasons further described in Note 2 - Acquisitions and Disposals, the Company will have some degree of continuing involvement with the runoff component stemming from the following agreements which will be executed at the closing of the sale: (1) two amended and restated 100% Quota Share Reinsurance Agreements, one of which will cede the underwriting results of a small portion of the Runoff Business written by insurance legal entities to be retained by the Company to legal entities to be sold to the acquirer (Armour), and conversely, the other of which will assume back a small portion of the underwriting results of the Company's ongoing business which was written by the insurance legal entities being sold to Armour; (2) two Administrative Services Agreements that are related to the 100% Quota Share Reinsurance Agreements and pursuant to which the Company and Armour will provide certain administrative services on behalf of the other party, after the closing, and (3) a Transition Services Agreement (collectively, the Ancillary Agreements). Subject to two short optional three-month extension periods, the term of the Transition Services Agreement is not expected to exceed one year whereas the agreements noted in items (1) and (2), collectively referred to herein as the Reinsurance Arrangements, are continuous as a means to accommodate the transfer of the Runoff Business and the Company's retention of ongoing business.

ASC 205-20-45-1 requires that both the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations AND that the Company will not have any significant continuing involvement in the operations of the component. ASC 205-20-55 describes in further detail how to apply this literature. We considered the degree of operational involvement with respect to the disposed component. While temporary transitional services, as provided for in the Transition Services Agreement, will be performed by the Company for a period not expected to exceed a year, that agreement will not provide the Company with the ability to significantly influence the operations and/or financial policies of the disposed component. Moreover, while the Reinsurance Arrangements will extend beyond a year, the Company's continuing involvement will be limited to performing, without compensation, ministerial claims-handling responsibilities for insurance contracts that, while part of the Runoff Business, will legally be held after the closing by the Company and its consolidated subsidiaries. We concluded that such Ancillary Agreements will not provide the Company with the ability to significantly influence the operations and/or financial policies of the disposed component.

To further assess the degree of continuing involvement in the Runoff Business component post sale, we performed a cash flow projection analysis based on the guidance in ASC 205-20-55-14, giving consideration to the cash flows associated with the Ancillary Agreements. Based on a comparison of the projected continuing cash flows with a disposal transaction to the cash flow projections absent a disposal transaction, the Company expects to have less than 2% of cash inflows from the Runoff Business and less than 2% of cash outflows to or for the benefit of the Runoff Business, both of which are clearly below 5%, the low-end of the guideline we applied to assess the quantitative significance of those cash flows, and therefore deemed insignificant.

With respect to continuing involvement resulting from a potential issuance of surplus notes as allowed under the SPA, the Company determined that these notes, which would be accounted for as debt for GAAP purposes, are considered seller-provided financing and therefore the interest received would be excluded from the direct cash flow analysis referenced above as prescribed by ASC 205-20-55-13. However, these notes are considered an “interest in the disposed component” and therefore considered as part of the quantitative and qualitative analysis associated with a continuing involvement determination as prescribed by ASC 205-20-55-15 to ASC 205-20-55-19. The Company considered the form of potential surplus notes, noting that such notes would (a) be issued with rights that are customary for these types of loan agreements and would not include any voting rights, (b) bear a reasonable market rate of interest for a fixed term anticipated to be five years and (c) be expected to be fully repaid at or prior to their maturity. Furthermore, the surplus notes will not provide the Company with the ability to significantly influence the operations or financial policies of the Runoff Business. Finally, based on the projected cash flows and profit projections of the Runoff Business, the issuance of surplus notes would not be considered significant to the overall operations of the disposed component.

The Company considered the potential issuance of surplus notes, both individually and in the aggregate (including the Ancillary Agreements referenced above), and determined that we do not retain significant continuing involvement in the Runoff Business component.

Comment 3:
Note 19. Discontinued Operations, page F-69

Please tell us how the pre-tax loss on sale of the Runoff Business of $140.7 million was determined, and provide us your analysis supporting that none of it represents a loss or losses that should have been recorded prior to the fourth quarter of 2012.

Note to Staff: we read this to mean “third quarter of 2012” since that was the period the pre-tax loss on sale was recorded.

Response to Comment 3:

The pre-tax loss of $140.7 million ($91.5 million, after-tax) recorded in the third quarter of 2012 represents the difference between the estimated GAAP equity of the disposal group to be sold as of the projected closing date ($134.7 million) and the purchase price (or, fair value) of the disposal group, further reduced by estimated transaction costs. As described further below, we could not have recorded this loss on disposal of discontinued operations prior to the third quarter of 2012, since the held-for-sale criteria was not met prior to that period. We also gave consideration to whether any portion of the $134.7 million loss was indicative of a prior period misstatement of any individual asset or liability. The disposal group transferred in the sale represents primarily invested assets (cash and fixed maturities) that have readily determinable fair value and reinsurance recoverables and loss and loss adjustment expense reserves, which are carried at management's best estimate of ultimate settlement in accordance with ASC 944. On that basis, we concluded that the GAAP equity of the disposal group was correctly stated for all periods presented.

The majority of the difference between the GAAP equity and the fair value of the disposal group is attributable to the relative difference between the amount of net loss and loss adjustment expense reserves compared to the total capital supporting the business, coupled with a low interest rate environment and a fairly wide spread between expected investment return and the assumed cost of capital. While evaluating the merits of the Runoff Transaction, we estimated the fair value of the Runoff Business using an internal economic model that estimated the net present value of the capital supporting the Runoff Business. The key assumptions that we used in the economic model included a weighted average cost of capital rate of 8.8%, an assumed return on investments of 2.9%, and estimated future loss payments (expected to extend to the year 2052) agreeing with the nominal undiscounted value of the held reserves. The model resulted in an estimated after-tax economic loss of $97 million (roughly equivalent to the $91.5 million after-tax loss on sale recorded for the Runoff Transaction).

In regards to the timing of recognition of the loss, please note that this loss was actually recognized in the third quarter of 2012 in our quarterly filing on Form 10-Q. The Company could not have recorded this accounting loss prior to the third quarter of 2012, since the Runoff Business did not meet the criteria set forth in ASC 360-10-45-9 as held-for-sale prior to that period. In that regard, management had not previously committed to a plan to sell the Runoff Business since there were other strategic options being considered, including keeping the Runoff Business and/or possibly spinning-off the business. Additionally, the process to find potential buyers, and any relevant negotiations, had not yet progressed to such a point that a sale was likely. On August 18, 2012, our Board of Directors authorized us to proceed with discussions with the potential buyers in order to determine whether we could arrive at mutually agreed-upon terms.

As of September 30, 2012, the Runoff Business and the supporting invested assets contemplated in the SPA, had met the held-for-sale criteria set forth in ASC 360-10-45-9 and we thereupon recorded the $140.7 million pre-tax loss. At that point, the Company had committed to a plan to sell the Runoff Business and the sales negotiations were at such a point that we believed that a transaction with Armour was probable and would be consummated (i.e., the SPA would be executed) in early October. Given that both the held-for-sale and discontinued operations criteria were met, the estimated loss on disposal was required to be recorded at September 30, 2012. The SPA was executed between Armour and the Company on October 17, 2012 with terms substantially unchanged from those outlined in the draft agreements dated as at September 30, 2012.

Finally, we wish to advise the Staff, as disclosed in Note 2 - Acquisition and Disposals of the 2012 Annual Report on Form 10-K, and as updated in the second quarter 2013 Form 10-Q, “the Runoff Transaction is subject to various closing conditions, primarily the receipt of regulatory approvals, which includes a third party actuarial review.” As part of the regulatory review and approval process being conducted by the Pennsylvania Department of Insurance (PA DOI), the actuarial review of reserves for various periods, which was undertaken by Towers Watson (TW), and which began in November 2012 (TW Review), has been recently completed.

As part of conducting its independent actuarial analysis, the TW Review has produced a range of reserve estimates or possible outcomes (TW Range). Management's best estimate of the Company's held reserves for the various periods reviewed by TW, including the Company's internal actuarial indications that support management's best estimates, is below the TW Range. However, we believe that the Company's unpaid loss and loss adjustment expense reserves as of September 30, 2012 and subsequent reporting periods (including the Runoff Business reserves to be transferred pursuant to the SPA) make a reasonable provision for expected future loss and loss adjustment expense payments and represent management's best estimate within a range of reasonable estimates.

A summary of TW's analysis (Summary Report) was provided by Armour to the PA DOI on September 17, 2013. Today, the Summary Report was posted by the PA DOI for public review on their website, and we filed a Current Report on Form 8-K, under Item 8.01 “Other Events”, disclosing the completion of the TW Review, the public availability of the Summary Report, our affirmation that our held reserves continue to make a reasonable provision for expected future loss and loss adjustment expense payments, and our continued expectation that the sale transaction will close in the fourth quarter of 2013. We will furnish you a courtesy copy of the Summary Report under separate cover.

Please do not hesitate to call me at (952) 852-6020 should you have any questions on our responses or if you prefer, we would be happy to set up a conference call to discuss our response so as to expedite the review and resolutions of the Staff's comments.

Sincerely,

/s/ PAUL H. MCDONOUGH

Paul H. McDonough
Chief Financial Officer

cc:	T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.
John Treacy, Chief Accounting Officer and Treasurer, OneBeacon Insurance Group, Ltd.
Maureen Phillips, Senior Vice President and General Counsel, OneBeacon Insurance Group, Ltd.
Sarah Kolar, Secretary and Associate General Counsel, OneBeacon Insurance Group, Ltd.
Ibolya Ignat, Staff Accountant, Securities and Exchange Commission
Donald Abbott, Senior Staff Accountant, Securities and Exchange Commission
D. Peter Brennan, Partner, PricewaterhouseCoopers, LLP
William J. Whelan III, Cravath, Swaine & Moore LLP